UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Changes in Registrant’s Certifying Accountant.

On October 10, 2019, following the approval of its audit committee, Naked Brand Group Limited (the “Company”) engaged BDO Audit Pty Ltd (“BDO”) as the principal accountant to audit the Company’s financial statements, subject to approval of the engagement by the Company’s shareholders at its next annual general meeting. Also on October 10, 2019, in connection with the engagement of BDO, PricewaterhouseCoopers (“PwC”) resigned as the Company’s principal accountant for the year ending January 31, 2020.

PwC’s report for each of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not otherwise qualified or modified as to uncertainty, audit scope, or accounting principles, except that PwC’s report on the financial statements for the two most recently completed fiscal years each contained an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years and the subsequent interim period through to October 10, 2019, the Company did not have any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Except for the Company identifying the material weaknesses described below, no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) occurred within the Company’s two most recent fiscal years or during the subsequent interim period through to October 10, 2019. In connection with the preparation of the Company’s financial statements for the fiscal year ended January 31, 2019, management identified the existence of certain material weaknesses relating to the Company’s audit committee, financial personnel, internal control implementation and documentation, and financial information review process. Furthermore, in connection with the preparation of the Company’s financial statements for the fiscal year ended January 31, 2018, management identified the existence of certain material weaknesses relating to the Company’s audit committee, independent director oversight, finance personnel, contract review process, internal control implementation and documentation, and financial information review process.

The Company provided PwC with a copy of the disclosures made in this Form 6-K prior to the filing of this Form 6-K, and requested PwC to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree. The letter furnished by PwC in response to such request is attached to this Form 6-K as Exhibit 15.

During the Company’s two most recent fiscal years and the subsequent interim period through October 10, 2019, the Company did not consult BDO regarding: either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or any matter that was either the subject of a disagreement (as described above) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757 and 333-232229) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

15	Letter from PricewaterhouseCoopers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman